UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number

8K For 12-19-01
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-~~74308~~ 62184
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, February 22, 2002.

Wells Fargo Asset Securities Corporation
(Registrant)

By: [signature]
Name: Alan S. McKenney
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________, _____, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

____
(Title)

Yield Table

WFMBS 2002-A
Settle as of 02/27/02

Bond Summary - Class A-1			
Fixed Coupon:	3.400		
Orig Bal:	200,000,000		
Orig Not:	287,005,846		
Factor:	1.0000000		
Factor Date:	02/25/02	Next Pmt:	03/25/02
Delay:	24	Cusip:	G3

	0.00 CPR		12.50-15.00 CPR		25.00-30.00 CPR		37.50-45.00 CPR		50.00-60.00 CPR	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
100-00	4.69980	9.37518	3.29269	1.72312	3.16374	0.87021	3.01795	0.55810	2.84949	0.39465
Average Life	12.50337		1.82320		0.90066		0.57280		0.40312	
First Pay	03/25/02		03/25/02		03/25/02		03/25/02		03/25/02	
Last Pay	05/25/22		02/25/06		01/25/04		05/25/03		12/25/02	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.8420	3.1220	3.5603	3.9973	4.3410	4.6538	5.0120	5.4280
Coupon		3.0000			3.5000		5.0000	5.3750

Yield Table

WFMBS 2002-A
Settle as of 02/27/02

Bond Summary - Class A-3			
Fixed Coupon:	5.900		
Orig Bal:	83,333,333		
Orig Not:	159,447,692		
Factor:	1.0000000		
Factor Date:	02/25/02	Next Pmt:	03/25/02
Delay:	24	Cusip:	G3

	0.00 CPR		12.50-15.00 CPR		25.00-30.00 CPR		37.50-45.00 CPR		50.00-60.00 CPR	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
100-29	6.13014	12.26525	5.73116	4.94577	5.49373	2.69852	5.23079	1.74336	4.91578	1.22476
Average Life	23.41226		6.06449		3.03021		1.88945		1.30206	
First Pay	05/25/22		02/25/06		01/25/04		05/25/03		12/25/02	
Last Pay	04/25/28		09/25/10		08/25/06		11/25/04		01/25/04	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.8420	3.1220	3.5603	3.9973	4.3410	4.6538	5.0120	5.4280
Coupon		3.0000			3.5000		5.0000	5.3750

Yield Table

WFMBS 2002-A
Settle as of 02/27/02

Bond Summary - Class A-4			
Fixed Coupon:	5.400		
Orig Bal:	50,000,000		
Orig Not:	159,447,692		
Factor:	1.0000000		
Factor Date:	02/25/02	Next Pmt:	03/25/02
Delay:	24	Cusip:	G3

	0.00 CPR		12.50-15.00 CPR		25.00-30.00 CPR		37.50-45.00 CPR		50.00-60.00 CPR	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
100-13	5.96126	12.63365	5.35699	5.02434	5.18036	2.72127	5.02502	1.75241	4.83883	1.22860
Average Life	23.41226		6.06449		3.03021		1.88945		1.30206	
First Pay	05/25/22		02/25/06		01/25/04		05/25/03		12/25/02	
Last Pay	04/25/28		09/25/10		08/25/06		11/25/04		01/25/04	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.8420	3.1220	3.5603	3.9973	4.3410	4.6538	5.0120	5.4280
Coupon		3.0000			3.5000		5.0000	5.3750

Yield Table

WFMBS 2002-A
Settle as of 02/27/02

Bond Summary - Class A-5			
Fixed Coupon:	5.900		
Orig Bal:	150,779,667		
Factor:	1.0000000		
Factor Date:	02/25/02	Next Pmt:	03/25/02
Delay:	24	Cusip:	G3

	0.00 CPR		12.50-15.00 CPR		25.00-30.00 CPR		37.50-45.00 CPR		50.00-60.00 CPR	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-12	6.26833	13.13755	6.18305	8.80894	6.07511	5.69111	6.04809	3.94345	6.05782	2.84038
Average Life	28.09691		13.52691		7.36231		4.72566		3.25557	
First Pay	04/25/28		09/25/10		08/25/06		11/25/04		01/25/04	
Last Pay	12/25/31		12/25/31		12/25/31		01/25/31		11/25/22	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.8420	3.1220	3.5603	3.9973	4.3410	4.6538	5.0120	5.4280
Coupon		3.0000			3.5000		5.0000	5.3750